Exhibit 2.1

December 15, 2006

Ardent Acquisition Corporation

1415 Kellum Place

Suite 205

Garden City, NY 11530

Attention: Marc H. Klee

Re:	Avantair, Inc./Acquisition by Ardent Acquisition Corp.

Gentlemen:

Reference is made to (a) the Stock Purchase Agreement, dated October 2, 2006, (the “Stock Purchase Agreement”) between Ardent Acquisition Corporation (“Ardent”) and the stockholders (the “Sellers”) of Avantair, Inc. (“Avantair”) set forth therein, (b) the dissolution of Andiamo Aviation, LLC, and the resulting distribution of its assets (including shares of Avantair’s Class A common stock) to its members, Alfred Rapetti (“Rapetti”) and BHP Partners LLC, and (c) the Stock Repurchase Agreement, dated as of November 14, 2006 (the “Repurchase Agreement”), between Avantair and Rapetti.

Ardent and the Sellers acknowledge that, pursuant to the Repurchase Agreement, Avantair has repurchased 315,178 shares of Avantair’s Class A common stock from Rapetti (representing all equity securities of Avantair beneficially owned by Rapetti) for aggregate consideration of $500,000. Ardent and the Sellers now desire to amend the terms of the Stock Purchase Agreement to reflect the reduction of the number of outstanding shares Avantair’s Class A common stock and that Andiamo Aviation LLC and Rapetti are no long stockholders of Avantair or “Sellers,” as used herein and in the Stock Purchase Agreement.

The Stock Purchase Agreement is hereby amended as follows:

1.	In clause (i) of Section 1.2, “Seven Million (7,000,000)” is deleted in its entirety and the following is inserted in its place: “Six Million Six Hundred Eighty Four Thousand Eight Hundred and Twenty Two (6,684,822)”.

2.	In Section 1.3, clause (i) is deleted in its entirety and replaced with the following: “(i) 6,684,822 shares of Purchaser Common Stock (as adjusted in accordance with Section 1.5), less the Escrow Amount (which shall be deducted solely from the shares of Purchaser Common Stock otherwise payable to Camelot 27, LLC, Jeffrey Kirby, John Waters and Kevin McKamey in the amounts set forth on Exhibit 1), shall be issued by Purchaser to the Sellers pursuant to the allocation set forth on Exhibit 1,”.

3.	Section 1.5(b) is deleted in its entirety and replaced with the following: “(b) If the Closing Cash Statement states that the Purchaser Closing Cash Amount is less than $35,000,000 (the “Target Net Purchaser Closing Cash Amount”), then the number of shares of Purchaser Common Stock comprising the Purchase Price shall be increased by the product of (x)(A) the amount, if any, by which the Target Net Purchaser Closing Cash Amount exceeds the Purchaser Closing Cash Amount, divided by (B) $6.00, and (y) 0.955.”

4.	Section 1.6(e) is deleted in its entirety and replaced with the following: “(e) If the final 2007 EBITDA Calculation states that the Purchaser’s EBITDA for the fiscal year ending June 30, 2007 is greater than $6,000,000, the shares of Purchase Common Stock comprising the Purchase Price shall be increased by an additional aggregate of 954,975 shares of Purchaser Common Stock, which shares shall be issued by Purchaser to the Sellers in the proportions set forth on Exhibit 1 within ten Business Days after such time that the 2007 EBITDA Calculation become final and binding on the parties. If the final 2008 EBITDA Calculation states that the Purchaser’s EBITDA for the fiscal year ending June 30, 2008 is greater than $20,000,000, the shares of Purchase Common Stock comprising the Purchase Price shall be increased by an additional aggregate of 4,774,873 shares of Purchaser Common Stock, which shares shall be issued by Purchaser to the Sellers in the proportions set forth on Exhibit 1 within ten Business Days after such time that the 2008 EBITDA Calculation become final and binding on the parties. Any additional shares of Purchaser Common Stock issued pursuant to this Section shall be treated and reported as part interest in accordance with Section 1274 of the Code and the regulations thereunder.”

5.	Section 1.7(a) is deleted in its entirety and replaced with the following: “(a) In the event that at any time after the Closing but prior to February 23, 2009, the closing trading price on the Over-the-Counter Bulletin Board (or on a national securities market on which Purchaser Common Stock is then quoted for trading) of Purchaser Common Stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share (subject to adjustment in the event of stock splits, reverse stock splits, stock dividends, recapitalizations or similar events), then the shares of Purchaser Common Stock comprising the Purchase Price shall be increased by an additional 4,774,873 shares of Purchaser Common Stock.”

6.	The first sentence of the preamble to Article III is deleted in its entirety and replaced with the following: “The Sellers (for the purpose of this Article III, “Seller” shall be defined as Steven Santo, Jeffrey Kirby, John Waters and Kevin McKamey), jointly and severally, hereby represent and warrant to Purchaser as set forth below.”

7.	The first clause of Section 9.2(b) is deleted in its entirety and replaced with the following: “(b) Each Seller (it being understood that for the purpose of this Section 9.2(b), “Sellers” shall be defined as Steven Santo, Camelot 27, LLC, Jeffrey Kirby, John Waters and Kevin McKamey), jointly and severally, shall indemnify and hold harmless each Purchaser Group Member from and against any and all Damages incurred by such Purchaser Group Member arising directly or indirectly from or in connection with:”.

8.	The second sentence of Section 9.4(c) is deleted in its entirety and replaced with the following: “Notwithstanding the preceding sentence, Purchaser Group Members shall be entitled to be indemnified for all Damages, without regard to the Cap or the Escrow Amount, incurred as a result of any breach of the representations and warranties set forth in Sections 2.3, 2.6, 3.5 or 3.27, provided, further, however, that in the event of any breach of Sections 2.3, 2.6, 3.5 or 3.27, Purchaser Group Members shall seek indemnification directly from the Sellers (it being understood that with respect to Sections 3.5 and 3.27, “Sellers” shall be limited to Steven Santo, Camelot 27, LLC, Jeffrey Kirby, John Waters and Kevin McKamey) only after the entire Escrow Amount shall have been exhausted, distributed and/or reserved in connection with other pending claims by Purchaser Group Members.”

9.	The definition of Escrow Amount in Appendix A is deleted in its entirety and replaced with the following: “‘Escrow Amount’ shall mean 1,601,953 shares of Purchaser Common Stock.”

10.	Exhibit 1 (Allocation Among Sellers) to the Stock Purchase Agreement is deleted in its entirety and replaced with Exhibit 1 attached hereto.

[signature page follows]

Except as set forth above, the Stock Purchase Agreement shall remain unchanged and in full force and effect. Please indicate your agreement with the foregoing by executing this document in the space provided below.

CAMELOT 27, LLC

/s/ Steven Santo
By: Steven Santo
Title: Member

/s/ Steven Santo
STEVEN SANTO

/s/ Jeffrey Kirby
JEFFREY KIRBY

/s/ John Waters
JOHN WATERS

/s/ Kevin McKamey
KEVIN MCKAMEY

ACCEPTED AND AGREED TO:

ARDENT ACQUISITION CORPORATION

/s/ Marc. H Klee
Name: Marc H. Klee
Title: President and Chief Financial Officer